

Mail Stop 3030

September 4, 2009

Via Facsimile and U.S. Mail

Mr. Gary D. Henley
Chief Executive Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington TN 38002

> **Re:** **Wright Medical Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 23, 2009**
> **Form 10-Q for the quarterly period ended June 30, 2009**
> **File No. 0-32883**

Dear Mr. Henley:

We have reviewed your letter dated September 1, 2009 and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended June 30, 2009

1.   We note you response to our prior comment 1. Please tell us how you intend to update investors with the information contained in your response.

As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602, or Jay Mumford, Legal Reviewer, at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief